Exhibit 99.1

Fusion Fuel Announces AGM Results: All Shareholder Proposals Approved

DUBLIN, June 25, 2025 (GLOBE NEWSWIRE) Fusion Fuel Green PLC (Nasdaq: HTOO) (“Fusion Fuel” or the “Company”), a leading provider of energy engineering, advisory, and utility solutions, today announced that all shareholder proposals were approved at the general meeting of shareholders held on June 25, 2025 (the “Annual General Meeting” or the “AGM”).

This fulfills the Nasdaq requirement, as part of the Company’s delisting notice, to hold an Annual General Meeting. In addition, shareholder approval of the first proposal paves the way for a planned share consolidation (“Share Consolidation”) of the Company’s Class A Ordinary Shares (with a nominal value of $0.0001 per share) (the “Class A Ordinary Shares”) intended to raise the share price of the Class A Ordinary Shares above Nasdaq’s $1.00 minimum bid price requirement and position the Company to resolve this outstanding item. The Company plans to share details on the Share Consolidation and its timeline in the near future.

John-Paul Backwell, CEO of Fusion Fuel, commented: “The AGM and the approval of all items mark another important step toward closing legacy issues and enabling management and the board of directors of the Company to focus on growth and delivering on the growth targets for the year. In particular, we look forward to continuing the strong trajectory of Al Shola Gas, advancing BrightHy Solutions, and executing on promising acquisition opportunities.”

About Fusion Fuel Green PLC

Fusion Fuel Green PLC (NASDAQ: HTOO) is an emerging leader in the energy services sector, offering a comprehensive suite of energy supply, distribution, and engineering and advisory solutions through its Al Shola Gas and BrightHy brands. Al Shola Gas provides full-service industrial gas solutions, including the design, supply, and maintenance of liquefied petroleum gas (LPG) systems, as well as the transport and distribution of LPG to a broad range of customers across commercial, industrial, and residential sectors. BrightHy, the Company’s newly launched hydrogen solutions platform, delivers innovative engineering and advisory services enabling decarbonization across hard-to-abate industries.

Forward-Looking Statements

This press release includes “forward-looking statements.” Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target”, “may”, “intend”, “predict”, “should”, “would”, “predict”, “potential”, “seem”, “future”, “outlook” or other similar expressions (or negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Fusion Fuel has based these forward-looking statements largely on its current expectations, which are based on assumptions as to future events that may not prove to be accurate, and are subject to inherent uncertainties, risks, and assumptions that are difficult to predict. Such forward-looking statements are subject to risks and uncertainties, including without limitation, those set forth in Fusion Fuel’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission on May 9, 2025, which could cause actual results to differ from the forward-looking statements.

Investor Relations Contact

ir@fusion-fuel.eu

www.fusion-fuel.eu